ELECTION WITH RESPECT TO
STOCK TAX WITHHOLDING

       I, an employee of Pepco Holdings, Inc. (the "Company"), in accordance with the Pepco Holdings, Inc. Long-Term Incentive Plan (the "Plan"), _____ _____, and in compliance with the Securities Exchange Act Rule 16b-3(d), hereby elect that the Company withhold from any Restricted Stock Awards to which I am entitled under the Plan which vest on _____ ____, 20____ that number of shares of Stock equal in value to the Federal, state and local withholding taxes due upon such vesting. Capitalized terms used herein, which are not defined herein, have the meanings given in the Plan.

Date: _____   _____
                                                           Signature

                                                           _____
                                                           Print Name

If you elect to sell shares to cover the Federal Withholding Tax, a rate of 25% will be used unless you indicate a higher rate below:

Sell shares at the maximum Federal Withholding Rate (35%)   ____

Sell shares at the Federal Withholding Rate of
(greater that 25% but less than 35%) (Please indicate rate of withholding)   ____

_____

       I hereby elect **not** to have the Company withhold any number of shares of Stock equal in value to the Federal, state and local withholding taxes due upon such vesting.

Date: _____   _____
                                                           Signature

                                                           _____
                                                           Print Name